

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 22, 2017

Via E-mail
Susan K. Barnes
Executive Vice President, Chief Financial Officer
 and Principal Accounting Officer
Pacific Biosciences of California, Inc.
1305 O'Brien Drive
Menlo Park, CA 94025

> **Re: Pacific Biosciences of California, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **File No. 001-34899**

Dear Ms. Barnes:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant
                        Office of Electronics and Machinery